SCHEDULE 13D


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                            GOODRICH PETROLEUM CORP.
                            -----------------------
                                (Name of Issuer)


                          Common Stock, $.20 par value
                          ----------------------------
                         (Title of Class of Securities)


                                   382410 10 8
                                   -----------
                                 (CUSIP Number)


       David J. Harris, Esq., 1775 Eye Street, N.W. Washington, D.C. 20006
                                 (202) 261-3385
       -------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  July 18, 2001
                                  -------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------- ----------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Josiah T. Austin, S.S.N. ###-##-####
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|   (b) |X|
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY


--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS
          OO, PF
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------- ----------------------------------------------------------------------
----------------------- --------- ----------------------------------------------
      NUMBER OF
        SHARES             7      SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                   45,500
         EACH
      REPORTING
        PERSON
         WITH
                        --------- ----------------------------------------------

                           8      SHARED VOTING POWER

                                    1,238,900
                        --------- ----------------------------------------------

                           9      SOLE DISPOSITIVE POWER

                                  45,500
                        --------- ----------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                    1,238,900
------------ -------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,284,400
------------ -------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 |_|

------------ -------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.3%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
             IN
------------ -------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          El Coronado Holdings, L.L.C.
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|   (b) |X|

--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY


-------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS
          WC
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION
          Arizona
--------- ----------------------------------------------------------------------
----------------------- --------- ----------------------------------------------
      NUMBER OF            7
        SHARES                    SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                        --------- ----------------------------------------------
                           8
                                  SHARED VOTING POWER

                                    1,238,900
                        --------- ----------------------------------------------
                           9
                                  SOLE DISPOSITIVE POWER


                        --------- ----------------------------------------------
                           10
                                  SHARED DISPOSITIVE POWER

                                    1,238,900

----------------------- --------- ----------------------------------------------
------------ -------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,238,900
------------ -------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 |_|


------------ -------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.05%

------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
             HC
------------ -------------------------------------------------------------------

ITEM 1.  Security and Issuer.

This Amendment No. 1 to Statement on Schedule 13D heretofore filed on June 4, 2001 is filed with respect to the shares of common stock, $.20 par value ("Common Stock"), of Goodrich Petroleum Corp. (the "Company"). The address of the Company is 815 Walker Street, Houston, Texas 77002. The Statement is being filed on behalf of Josiah T. Austin, a United States Citizen, and El Coronado Holdings, L.L.C. ("ECH"), an Arizona limited liability company whose principal place of business is Star Route 395, Pearce Arizona 85626 (collectively the "Reporting Persons") to reflect the following amendments to Item 2, Item 3, and
Item 5.

ITEM 2. Identity and Background

Item 2 is amended to include the following:

This statement is also being filed on behalf of ECH. ECH is an Arizona limited liability company, whose principal place of business is Star Route Box 395, Pearce, Arizona 85625. ECH's sole business is acting as a holding company for investments. During the last five years, ECH has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

Item 3 is amended to include the following:

     The total consideration (exclusive of brokers' commissions) for all shares of Common Stock subject to this Amendment No. 1 is $ 2,188,056.35. The Shares of Common Stock herein reported as being beneficially owned by the Reporting Persons were acquired as follows:

     (1) Austin is the sole managing Member of ECH. Acting on behalf of ECH, Austin purchased from June 9, 2001 to July 26, 2001 a total of 384,300 shares of Common Stock in the open market for an aggregate consideration (exclusive of brokerage commissions) of $ 2,045,540.35. The primary source of the funds for these purchases was existing funds of ECH.

     (2) Acting on behalf of the Christina E. Lowery Trust, in his capacity of Trustee, Austin purchased from May 23, 2001 to July 18, 2001 a total of 9,500 Shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $ 56,327.00. The primary source of funds for these purchases was existing funds of the Trust.

     (3) Acting on behalf of the Matthew Austin Lowery Trust, in his capacity of Trustee, Austin purchased from May 23, 2001 to July 18, 2001 a total of 9,500 Shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $ 55,934.00. The primary source of funds for these purchases was existing funds of the Trust.

     (4) Acting on behalf of the Valerie A. Gordon Trust, in his capacity of Trustee, Austin purchased from May 29, 2001 to July 18, 2001 a total of 5,100 Shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $ 30,255.00. The primary source of funds for these purchases was existing funds of the Trust.

     All dollar amounts are in United States dollars.


Item 5.  Interest in Securities of the Issuer.

     (a) Austin is the beneficial owner of 1,284,400 shares of Common Stock (7.3% based on the 17,565,139 shares of Common Stock outstanding as of May 11, 2001 as reported in the Company's Quarterly Report on Form 10-Q filed on May 15,
2001) of the Common Stock (the "Acquired Stock"), in his personal capacity, as Trustee for the Austin-Clark Family Irrevocable Life Insurance Trust, the Valerie C. Gordon Trust, the Christina Lowery Trust and the Matthew A. Lowery Trust and as sole Managing Member of ECH. ECH is the beneficial owner of 1,238,900 shares of Common Stock (7.05% based on the 17,565,139 shares of Common Stock outstanding as of May 11, 2001 as reported in the company's Quarterly report on Form 10-Q filed on May 15, 2001).

     (b) Austin has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 45,500 shares of the Acquired Stock. As the sole Managing Member of ECH, Austin shares with ECH the power to vote or to direct the vote or to direct the disposition of the 1,238,900 shares of the Acquired Stock held by ECH.

     (c) No transactions in the shares of Common Stock have been effected by the Reporting Person during the last 60 days, except the following transactions, each of which was made in a broker's transaction in the open market. Prices do not include brokerage fees.


Reporting Person          Sale/Purchase      Date               No. of Shares    Price Per Share

Austin and El Coronado      Purchase         06/09/01                7,000             5.960
Holdings                        "            06/15/01                1,000             5.950
                                "            06/20/01               15,200             6.039
                                "            06/21/01                7,000             6.079
                                "            06/25/01                6,500             6.000
                                "            06/26/01                7,000             5.977
                                "            06/27/01                2,100             5.900
                                "            06/28/01                7,000             5.850
                                "            07/02/01                6,000             5.820
                                "            07/03/01               15,000             5.800
                                "            07/05/01                7,700             5.697
                                "            07/06/01                  900             5.680
                                "            07/09/01               11,300             5.572
                                "            07/10/01                6,500             5.572
                                "            07/11/01                1,400             5.600
                                "            07/12/01                4,500             5.600
                                "            07/13/01               21,300             5.603
                                "            07/16/01               14,000             5.535
                                "            07/17/01                8,000             5.600
                                "            07/18/01               28,300             5.531
                                "            07/19/01               25,000             5.232
                                "            07/23/01               28,200             4.939
                                "            07/23/01              100,000             4.900
                                "            07/25/01               29,500             5.000
                                "            07/26/01               23,900             5.042

Austin on behalf of         Purchase         05/23/01                2,500             6.110
Christina E. Lowery Trust       "            05/23/01                2,400             6.100
                                "            05/29/01                1,500             6.140
                                "            07/18/01                2,800             5.550
                                "            07/18/01                  300             5.540


Austin on behalf of         Purchase         05/23/01                2,400             6.100
Matthew A. Lowery Trust         "            05/23/01                2,500             6.110
                                "            05/29/01                1,000             6.140
                                "            05/29/01                  500             6.200
                                "            07/18/01                2,800             5.400
                                "            07/18/01                  300             5.530

Austin on behalf of         Purchase         05/29/01                3,000             6.200
Valerie E. Gordon Trust         "            07/18/01                2,100             5.550


     (d) No person other than Austin, has any right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

     (e) Not applicable.


                                    Signature

     After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.




Date: July 30, 2001                        /s/ Josiah T. Austin
                                           ------------------------------
                                               Josiah T. Austin